

May 12, 2022

Tracey Travis
Executive Vice President and Chief Financial Officer
ESTEE LAUDER COMPANIES INC
767 Fifth Avenue
New York, New York 10153

> **Re: ESTEE LAUDER COMPANIES INC**
> **Form 10-K for the Year Ended June 30, 2021**
> **File No. 001-14064**

Dear Ms. Travis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2021

Management's Discussion and Analysis
Results of Operations, page 28

1.   We note the significant changes in net sales on a consolidated as well as segment basis. For example, consolidated net sales increased by 13% from $14.3 billion in 2020 to $16.2 billion in 2021 and skin care net sales increased by 28% from $7.4 billion in 2020 to $9.5 billion in 2021. In this regard, in accordance with Item 303(b)(2)(iii) of Regulation S-K, please further expand your net sales discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences